Form 51-102F3

Material Change Report

1.	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

2.	Date of Material Change

August 11, 2016

3.	News Release

A news release was issued on August 11, 2016 and August 12, 2016 through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

B2Gold Corp. (the “Company”) announced that it entered into an equity distribution agreement dated August 11, 2016 (the “Equity Distribution Agreement”) with Canaccord Genuity Corp. and Canaccord Genuity Inc. (collectively, “Canaccord”) and HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. (collectively, “HSBC”, and together with Canaccord, the “Agents”). Under the Equity Distribution Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the Equity Distribution Agreement, to sell, through the Agents, such number of common shares of the Company (the “Common Shares”) having an aggregate gross offering price of up to US$100,000,000 (the “Offering”). Sales of Common Shares will be made through “at the market distributions” as defined in National Instrument 44- 102, on the NYSE MKT LLC (“NYSE MKT”), the Toronto Stock Exchange (“TSX”) or on any other existing trading market for the Common Shares in the United States or Canada. The Common Shares will be distributed either (i) at the market prices prevailing at the time of the sale; or (ii) at prices to be negotiated with purchasers. As a result, prices may vary as between purchasers and during the period of distribution.

5.	Full Description of Material Change

The Company filed a prospectus supplement dated August 11, 2016 to the Company’s existing U.S. shelf registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated January 11, 2016. The Canadian prospectus supplement (together with the Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. prospectus supplement (together with the related U.S. base shelf prospectus and the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Agents will send the Canadian or U.S. prospectus supplement (together with the applicable base shelf prospectus) upon request by contacting Canaccord at 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON Canada M5J 2S1, Attention: Syndication, phone: 1-416-869-7368, email: ecm@canaccordgenuity.com, or HSBC at 452 Fifth Avenue, New York, New York, USA 10018, Attention: Prospectus Department, toll-free: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com.

The Company intends to use the net proceeds of the Offering, if any, to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

The Company will pay the Agents a placement fee for the Common Shares sold under the Equity Distribution Agreement equal to 2% of the gross proceeds from each placement.

The TSX has conditionally approved the listing of the Common Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE MKT has approved the listing of the Common Shares offered hereunder.

To the extent certain insiders of the Company, including existing shareholders holding 10% or more of the Company’s outstanding Common Shares, purchase Common Shares under the Offering, such purchases would constitute a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). Although the extent of any such purchases is not known at this time, the potential participation by insiders in the Offering would be exempt from the requirements to obtain a formal valuation report and minority shareholder approval under Sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the entire Offering represents less than 25% of the Company’s market capitalization.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Roger Richer
Executive Vice President, General Counsel and Secretary

Telephone: (604) 681-8371 Facsimile: (604) 681-6209

9.	Date of Report

August 16, 2016.